

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Joseph Brinkman
Vice President and Chief Financial Officer
Chart Industries, Inc.
220 Airport Industrial Drive
Suite 100
Ball Ground, GA 30107

      Re: Chart Industries, Inc.
           Form 10-K for Fiscal Year December 31, 2023
           File No. 001-11442

Dear Joseph Brinkman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing